Exhibit 99.2

GRAVITY REPORTS SEPARATE FINANCIAL RESULTS FOR 2019

Seoul, South Korea, March 31, 2020 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its separate financial results for the fiscal year ended December 31, 2019, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2019 were KRW 133,152 million (US$ 115,237 thousand), representing a 33.0% decrease from KRW 198,698 million for 2018.

Subscription revenue decreased by 58.0% to KRW 7,944 million (US$ 6,875 thousand) in 2019 from KRW 18,892 million in 2018. The decrease resulted largely from the decrease in revenues from Ragnarok Online in Taiwan and Korea and Ragnarok Prequel I in Taiwan.

Royalties and licensing fees revenue for 2019 was KRW 17,431 million (US$ 15,086 thousand), representing a 13.3% increase from KRW 15,379 million for 2018. This increase primarily resulted from increased revenue from Ragnarok Online in Taiwan and this increase is partially offset by the decrease revenues from Ragnarok Online in Thailand and Brazil.

Mobile game revenue for 2019 was KRW 107,530 million (US$ 93,062 thousand), representing a 34.6% decrease from KRW 164,303 million for 2018. This decrease was mainly due to decreased revenues from Ragnarok M: Eternal Love in Taiwan and Korea and Ragnarok: Idle poring. Such decrease was partially offset by increased revenues from Ragnarok M: Eternal Love in Japan, Southeast Asia, North America, South America, and Oceania.

Other revenue was KRW 247 million (US$ 214 thousand) in 2019, representing a 99.2% increase from KRW 124 million in 2018.

Cost of revenues was KRW 65,242 million (US$ 56,464 thousand) in 2019, representing a 47.2% decrease from KRW 123,500 million in 2018. The decrease in cost of revenues was mainly due to decreased commission paid for game service of Ragnarok M: Eternal love.

As a result of the foregoing factors, gross profit for 2019 was KRW 67,910 million (US$ 58,773 thousand), representing a 9.7% decrease from KRW 75,198 million for 2018.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A decreased 4.0% to KRW 33,363 million (US$ 28,874 thousand) in 2019 compared with KRW 34,747 million in 2018. This decrease in SG&A was mostly attributable to decreased advertising expenses for Ragnarok M: Eternal Love and Ragnarok: Idle poring in Korea. This decrease is partially offset by increased research and development expenses.

Based on the foregoing factors, the Company recorded an operating income of KRW 34,547 million (US$ 29,899 thousand) in 2019, compared to an operating income of KRW 40,451 million in 2018.

Non-operating Income and Non-operating Expenses

Non-operating income for 2019 was KRW 757 million (US$ 655 thousand) compared with non-operating expenses KRW 5,312 million in 2018. The increase in non-operating income was primarily due to dividend income from subsidiaries and decreased impairment loss on investment in subsidiaries.

Profit before income tax for 2019 was KRW 35,304 million (US$ 30,554 thousand), compared with profit before income tax of KRW 35,139 million in 2018.

Gravity recorded a net income of KRW 23,468 million (US$ 20,311 thousand) in 2019 compared with a net income of KRW 32,677 million in 2018.

The balance of cash and cash equivalents and short-term financial instruments was KRW 79,588 million (US$ 68,880 thousand) as of December 31, 2019.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as quoted by the Federal Reserve Bank of New York.